NASDAQ: WRD Company Introduction Exhibit 99.1

This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties. Risk Factors Financing and Liquidity Considerations To continue to support our growth and strategic objectives, we will continue to require capital to, among other things, continue to develop our infrastructure, technology solutions, autonomous driving products and solutions, attract and retain top talent, maintain and grow our fleet, expand our customer base and provide quality technical support services. We plan to raise capital in the near term, through equity or other financings including Forward-Looking Statements This material contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this material is as of the date of this material, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law. issuance of additional shares or ADSs to achieve the foregoing and other strategic objectives. As a result of issuing additional shares or ADSs, including through listing our equity on additional exchanges, follow-on offerings, registered direct offerings, at-the-market offerings, and private placements, our shareholders and holders of ADSs should expect to experience dilution and the price of our shares and ADSs may be volatile. Our ability to obtain the necessary equity or other financings to carry out our business plan is subject to a number of factors, including required regulatory approvals, general market conditions, our ability to negotiate favorable terms, investor acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which may have a material adverse impact on our business, operations and prospects, and could mean that we would be forced to curtail or discontinue our operations.

Risk Factors Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or take us longer to commercialize than is currently projected. Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business. Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed. We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them. Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects. This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations. Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects. If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected. Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

Risk Factors We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations. The current tensions in international trade and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations. The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever. The PRC government has oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. Risks and uncertainties arising from the legal system in mainland China, which may also exist in other jurisdictions, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

WeRide

Today, We Have Successfully Commercialized Autonomous Driving

Global Leader in Autonomous Driving

The Only Company that Offers Full Range of Commercialized L2-L4 Solutions[1]

~1,900 Days of proven operation record[2]

The Only Company with **Zero Accident**[1][3]

4 Countries with autonomous driving permits (China, the US, the UAE, and Singapore)

30+ Cities in 9 Countries with trial and commercial operations across multiple products[2]

L4 Autonomous Driving Fleet of ~1,000 Vehicles[2]



Robotaxi

- **5+ years** of commercial operations since 2019
- **The only** robotaxi company with robotaxi operations in multiple markets[4]


Robobus
Robovan
Robosweeper

Extended L4 Family

- **Commercialized diverse L4 offerings** including robobus, robovan and robosweeper
- **The only** company that offers comprehensive smart city solutions covering public transport, logistics and sanitation



ADAS (in Collaboration with Bosch) **and Other Services**

- **Win-win partnership** with Bosch
- Developed and commercialized ADAS solutions within a **record-breaking 18 months**
- **Provide proprietary intelligent data solutions** with a strong force of 2,000+ experts

Notes:
1. According to CIC
2. As of the Latest Practicable Date
3. Accident is defined as accident caused by autonomous driving system
4. Including China, the UAE, Switzerland, and France

4

No ready-made solutions Data and quality Hardware / software integration Reliability and localization Consumer and regulatory comfort Fragmented regulatory landscape Diverse stakeholder needs Zero fault tolerance Corner cases Production and assembly of new vehicle platforms Scaled supporting infrastructure (maintenance, charging, service, operations, etc.) WeRide Has Invested to Address Challenges of Autonomous Driving Technology Consumer and Regulatory Safety Supply Chain Self-developed infrastructure Integrated with leading global OEMs Universal AI-enabled operations platform Track record of 1,900+ days of successful operations without active accidents Fully redundant software, hardware, and operational solutions Remote monitoring and safety protocols Partnering with trusted and well-known consumer platforms such as Uber Sovereign recognition 30+ cities in 9 countries Expanding relationships with leading OEMs Operation scaling atop robust self-developed systems Trial-tested operational expertise This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

We Are At the Cutting Edge of AI Innovation for L4 Autonomous Data End-to-end VLM World Simulator Supply high-quality source data Enable cost-effective AI training at scale Multi-factor validation for real-world deployment Pioneer in combining real-world data and synthetic data Automatic Mapping capabilities powered by AI toolchain and mapless technologies Only player with real-world data collected under L2 to L4 use cases Hybrid architecture of modular algorithms and end-to-end model VLM-based information retrieval and data mining within seconds Emulate real-world complexity with fuzzy logic, fault / noise injection World model that extensively simulates long-tail cases at one click This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

WeRide

We Also Adopt a Unified Approach to Operate All Our Vehicles

WeRide One

- Self-improving and Localized
- Universal Across Suite of Products
- AI-powered
- Highly Scalable


Hardware
Software
Cloud Infrastructure

Richest ODD Coverage

Wide Operating Areas
- CBD
- Tunnels
- Roundabouts
- Suburban areas

All Weather
- Sandstorm
- Heavy rain
- Snow / hail

Localized
- Right-hand drive (Singapore, Japan)
- Left-hand drive (China, UAE, etc.)
- Localized data compliance

Massive Corner Case Library
- Pedestrian intent comprehension
- Unidentified object detection
- Perception under poor visibility

Operation Excellence

User Interface
- WeRide VIZ – visualization of what the vehicle "sees"
- One-click customer service
- Premium user experiences

Remote Assistance Systems
- Remote assistance centre
- Integrated fleet management system

Operating Hub & Ground Support Team
- Operating SoPs
- Customer support during rides

L4-tailored Fleet & Ecosystem Support
- Real-world robotaxi deployment
- Trusted ecosystem of partners
- Vehicle servicing and maintenance









7

Our Multiproduct Approach Underlies Dual Flywheels for Growth Demonstrated operational track record is important to regulators Our Technology Flywheel Our Business Flywheel Deploy our products in as many places and use cases Develop the best technology Collect data from operations to iterate on technology Generate revenues in near-term Expand partnerships with platforms and onboard more consumers This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

Our Robust and Expanding Ecosystem of Partners Empowers Our Growth Technology Partners Robotaxi OEM Partners NISSAN GEELY GAC CHERY NVIDIA Computing Platform LENOVO Domain Controller BOSCH ADAS Johnson Electric Electro-mechanical systems Go-to-market Partners AMAP Guangzhou Public Transport Group No. 3 Bus Co., Ltd. TXAI ZTO UBER Guangzhou Baiyun Taxi JMC-FORD Robovan GOLDEN DRAGON Robobus Commercial Vehicle OEM Partners YUTONG Robobus Robosweeper RENAULT Robobus Trusted partners

This document or the information contained herein is not intended to and does not constitute any offer or invitation, solicitation, commitment or advertisement of any offer for subscription, purchase or sale of any securities, nor shall any part of this document form the basis of or be relied on in connection with any contract or commitment whatsoever.

Global Expansion Has Been and Will Continue To Be Our Focus



- Partner with **Renault** to deploy Robobus shuttle service during **2024 French Open**
- Robotaxi trial operation

France



- **Robotaxi** operations in the second quarter of 2025
- Robobus debuts at **Zurich Airport**

Switzerland



- **Robobus rides** on public roads in Riyadh for pilot testing

Saudi Arabia

- **Regional Office**
- **Driverless test permit** in 2021

USA



- **1st national AD permit** in the world
- **3+ years** open-to-public robotaxi operations
- Collaboration with **Uber**

UAE





- Robobus shuttle service during **World Cup**
- **Robobus pilot operation** on public roads since 2021

Qatar

- Robotaxi ride hailing platform **WeRide Go**
- Multi-product commercialization across **15+ cities**
- **5+ years** of robotaxi operations in China

China


Guangzhou
Wuxi
Beijing
Dongguan

- Refined **robobus** deployed in Japan that meets Japan automobile standards

Japan



- Obtained T1 and M1 permits in **a record-breaking 3 months**
- **Robobus and robosweeper trial operations** on public roads
- **Regional office**

Singapore



Source: CIC, Public Information, Company website

10

Case Study: Uber Collaboration The Largest robotaxi service in MENA Collaborating with Abu Dhabi DMT and ITC to create frameworks for driverless operations The largest commercial robotaxi service outside the U.S. and China Laying the groundwork for a fully driverless commercial service planned in 2025 The first-time autonomous vehicles are available on the Uber platform outside of the U.S. Obtained the UAE’s first national AV license in July 2023

THANK YOU Website：www.weride.ai 文远知行.WeRide Contact：contactus@weride.ai YouTube：www.youtube.com/@WeRideAI